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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5)*


                            Silverstar Holdings, Ltd.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G81365101
                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



      Check the  appropriate  box to designate  the rule  pursuant to which this
      Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81365101                  13G                 Page   2  of   6  Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American Stock Transfer & Trust Company
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   143,186
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     0
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  239,074 (As Escrow Agent - see Items 4 and 6)
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           239,074 (As Escrow Agent - see Items 4 and 6)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G81365101                  13G                 Page   3  of   6  Pages
--------------------------------------------------------------------------------

Item 1(a).      Name of Issuer:

                Silverstar Holdings, Ltd.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                Clarendon House, Church Street
                Hamilton HM CX, Bermuda

Item 2(a).      Name of Person Filing.

                American Stock Transfer & Trust Company

Item 2(b).      Address of Principal Business Office or, if None, Residence.

                6201 15th Avenue
                Brooklyn, New York 11219

Item 2(c).      Citizenship.

                New York

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

                G81365101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                Not Applicable

Item 4.         Ownership.

                The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 31, 2003:

                (a) Amount beneficially owned: 239,074 shares of Common Stock

                    Such shares include 95,888 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by American Stock Transfer & Trust Company as escrow agent (the "FSAH Escrow Agent") pursuant to an escrow agreement entered into in January 1996 by and among the FSAH Escrow Agent, certain holders of Class B Shares issued by First South African Holdings (Pty) Ltd. ("FSAH"), and the Issuer (the "FSAH Escrow Agreement"). The FSAH Escrow Agreement provided for the concurrent issuance and delivery by the Issuer of shares of Class B

CUSIP No. G81365101                  13G                 Page   4  of   6  Pages
--------------------------------------------------------------------------------

                common Stock to the FSAH Escrow Agent as security for certain holders of FSAH Class B Shares, who are residents of South Africa and are prohibited by South African law from holding shares in a foreign company. The FSAH Escrow Agreement provides that the parties to such Agreement that are holders of FSAH Class B Shares will not sell such shares of stock except as provided in the FSAH Escrow Agreement. Specifically, the FSAH Escrow Agreement provides that the FSAH Class B Shares may be tendered to the FSAH Escrow Agent against payment therefor by the FSAH Escrow Agent, which payment may consist of the proceeds obtained from the sale by the FSAH Escrow Agent of an equal number of shares of Class B Common Stock of the Issuer previously issued to the FSAH Escrow Agent, provided that the proceeds of such sale shall be delivered to the holder in exchange for his or her FSAH Class B Shares. Upon the sale by the FSAH Escrow Agent of any shares of Class B Common Stock of the Issuer pursuant to the FSAH Escrow Agreement, the FSAH Escrow Agent will deliver to the Issuer the equivalent number of FSAH Class B Shares tendered in connection therewith. Such FSAH Class B Shares will then automatically convert into FSAH Class A Shares and will be held by the Issuer together with the other FSAH Class A Shares owned by the Issuer. The shares of Class B Common Stock will be automatically converted to Common Stock, $.01 per share par value (the "Common Stock"), of the Issuer upon the sale of such shares by the FSAH Escrow Agent pursuant to the terms of the FSAH Escrow Agreement. Such shares of Class B Common Stock will be controlled by the terms of the FSAH Escrow Agreement. Michael Levy has paid the purchase price of $.01 per share for each of the shares of Class B Common Stock held pursuant to the FSAH Escrow Agreement and the FSAH Escrow Agent has granted to Michael Levy a proxy to vote each of such shares of Class B Common Stock prior to the sale or forfeiture of such shares, as the case may be.

                    Such shares also  include  143,186  shares of Common Stock held by the FSAH Escrow Agent pursuant to the FSAH Escrow Agreement and certain other escrow agreements with terms that are similar to the FSAH Escrow Agreement. The FSAH Escrow Agent holds a proxy to vote each of such shares of Common Stock prior to the sale or forfeiture of such shares, as the case may be. The FSAH Escrow Agent disclaims beneficial ownership of all shares held by it pursuant to the above-referenced escrow agreements, including the FSAH Escrow Agreement. Each share of Class B Common Stock has five votes per share; each share of Common Stock has one vote per share.

                (b) Percent of Class:5.1%

                (c) Number of shares as to which such person has:

                    (i)   sole power to vote or direct the vote: 143,186

                    (ii)  shared power to vote or direct the vote: 0

                    (iii) sole power to dispose or direct the disposition of: 0

CUSIP No. G81365101                  13G                 Page   5  of   6  Pages
--------------------------------------------------------------------------------


                    (iv) shared power to dispose or direct the disposition of: 239,074

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                    The  parties to the escrow  agreements  described  in Item
                4(a) above include a number of holders of FSAH Class B Shares all of which are subject to the terms of the applicable escrow agreement. Each of such holders of FSAH Class B Shares that is a party to such escrow agreements is entitled to the proceeds of the sale of the shares of Common Stock or Class B Common Stock, as the case may be, held by the FSAH Escrow Agent, subject to the terms of the applicable escrow agreement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable

Item 9.         Notice of Dissolution of Group.

                Not Applicable

Item 10.        Certification.

                Certification pursuant to Rule 13d-1(c):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G81365101                  13G                 Page   6  of   6  Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 2004


                                         AMERICAN STOCK TRANSFER & TRUST COMPANY


                                         By: /s/ Herbert J. Lemmer
                                            ------------------------------------
                                            Name:  Herbert J. Lemmer
                                            Title: Vice President